Exhibit 99.3

Sun Life Financial Inc.

Earnings Coverage Ratio

For the 12 months ended March 31, 2012

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s consolidated financial statements for the period ended March 31, 2012, in connection with the medium-term note program established by the Company under its prospectus supplement dated April 12, 2011 to a short form base shelf prospectus dated April 12, 2011.

The pro forma interest requirement on the Company’s outstanding indebtedness was $398,000,000 for the 12 months ended March 31, 2012. The Company’s income before interest and income tax for the 12 months ended March 31, 2012 was $182,700,000, which is, 0.46 times the Company’s pro-forma interest requirements for that year

Additional earnings before interest and tax of $215,300,000 would be required in order to achieve an earnings coverage ratio of one.